EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS

	For the Six Months Ended June 30,		For the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$171	$118	$320	$324	$994	$1,163	$1,006
Fixed Charges	197	209	429	487	462	457	451
AFUDC	—	—	(1)	(2)	(1)	(7)	(44)
Preferred Securities Dividends Requirements of Subsidiaries	(6)	(6)	(13)	(24)	(46)	(46)	(12)
Preferred Securities Dividends, pre-tax	(3)	(3)	(7)	(8)	(15)	(15)	(15)

Earnings	$359	$318	$728	$777	$1,394	$1,552	$1,386

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$188	$200	$407	$452	$398	$394	$390
Interest Factor in Rentals	—	—	2	3	3	2	2
Preferred Securities Dividends Requirements of Subsidiaries	6	6	13	24	46	46	44
Preferred Securities Dividends	2	2	4	5	9	9	9
Adjustment to state Preferred Securities Dividends on a pre-income tax basis	1	1	3	3	6	6	6

Total Fixed Charges	$197	$209	$429	$487	$462	$457	$451

Ratio of Earnings to Fixed Charges	1.82	1.52	1.70	1.60	3.02	3.40	3.07

(A)

The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)

Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.